Exhibit 99.1

Scienjoy Launches Video Demonstration of Non-Fungible Token Game Experience

BEIJING, April 29, 2021 /PRNewswire/ -- Scienjoy Holding Corporation ("Scienjoy", the "Company") (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today launched the first video demonstration of the Company’s virtual worlds and games featuring Non-Fungible Tokens (“NFTs”). This initiative aims to educate international audiences on Scienjoy’s immersive entertainment experience while showing how NFTs enrich gameplay.

The first video demonstration is now available on the Company’s website. It can be seen here: https://ir.scienjoy.com/Company-Video
It can also be seen on the Company’s Twitter account: https://bit.ly/3eDLsSZ

This education campaign follows the Company’s announcement on April 26, 2021 that it has officially launched the first round of Non-Fungible Tokens (“NFTs”) on its live streaming platforms, making it one of the first live streaming platforms in mainland China to adopt the technology. In China, the live streaming industry represents a new form of online entertainment that’s unmatched in other markets, making it difficult to comprehend without first-hand experience. Scienjoy will publish videos and staged game demos to show international audiences how NFTs are being integrated into the platform, and scenarios of how they can be traded and minted in the future.

Scienjoy has built fully immersive live streaming virtual worlds backed by AI and AR technologies. The first virtual world to feature NFTs is the “Planet Ruler” virtual world on the Company’s Showself live streaming entertainment platform. The platform now features 16 NFTs that users and broadcasters can compete to win by conquering planets or territories. Players can display their NFTs in “Planet Ruler” and on the Showself entertainment platform, and also track and trace their NFTs in OpenSea, a large global peer-to-peer NFT marketplace. Owners will be able to trade the tokens freely. Scienjoy will track the trading of tokens to allow the current owners to display the NFTs in the game.

Looking forward, Scienjoy hopes to explore NFTs on a larger scale. In addition to minting NFTs as unique prizes for live streaming games, Scienjoy is exploring enabling live streaming broadcasters to create their own NFTs. The Company also plans to roll out six complete virtual reality worlds in 2021. As Scienjoy stays at the forefront of the live streaming industry, it aims to educate and spread awareness about how new technologies can be used to drive user traffic and educate outside parties on the improved game experience and the potentials for platform growth and monetization.

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile live streaming platform in China, and its core mission is to build a live streaming service matrix that delivers pleasant experience to users. With approximately 250 million registered users, Scienjoy currently operates four brands of live streaming platforms, consisting of: Showself, Lehai, Haixiu, and BeeLive (including Mifeng, BeeLive Chinese version, and BeeLive International for international markets). Scienjoy adopts multi-platform operation strategies and is committed to providing high quality and value-added services for users with innovative thinking. Based on the in-depth understanding and research of the live streaming industry and user behavior, Scienjoy is devoted to building fully immersive virtual reality worlds in which the virtual world and the reality are integrated within the live streaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Live Streaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company's filings with the Securities and Exchange Commission ("SEC") from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Media Relations Contact
Greta Bradford
ICR Inc.
greta.bradford@icrinc.com
+86 178-8882-8731

Investor Relations Contacts
Ray Chen
VP, Investor relations
Scienjoy Holding Corporation
+86-010-64428188
ray.chen@scienjoy.com

Jack Wang
ICR Inc.
+1 (212) 537-9254
scienjoy.ir@icrinc.com